[Informal introductory remarks were made by Larry Brown prior to the following.]

To our employees:

Over the last year or so our company has distinguished itself with some outstanding accomplishments. One of the highlights has been our ability to grow our company both in number of new branches and in revenue.

There were several reasons we were able to achieve outstanding growth.

#1. Our FSL team through our "Mandate 2000" program sold new business at record levels.

#2. Our Commercial Rental team via their efforts allowed us to achieve record Commercial Rental revenue.

#3. We made three important acquisitions in a six-month span.

     First was Range Transportation, which gave us our first presence in Canada.

     Second, Keen Leasing expanded our coverage in Central PA and the Mid Atlantic area.

     Finally, our UPS deal not only greatly expanded our sunbelt operations but we also formed an alliance with UPS to be the preferred provider of truck leasing, truck rental and truck maintenance to their World Wide Dedicated Services Group.

     We accomplished all these positives and more yet the value of our stock during this period went from a high of 12 1/4 to a disappointing low of 4 7/8. As I am sure you know the price per share of our stock represents the value to the people and institutions who have invested their dollars in our company. This also reflects how our efforts are valued in the financial markets.

     The management of your company felt strongly that your efforts and our company stock were substantially undervalued.

     As a result many months ago Morgan Stanley Dean Witter of New York was retained to analyze and investigate ways to increase our value.

     After months of evaluation and analysis it was determined that the best way to increase our value to a realistic level in a reasonable amount of time was through joining our company with another top quality transportation company.

     Throughout the selection process and months of working with a number of high quality transportation companies, Penske Truck Leasing Co has succeeded in providing what we believe is the best opportunity for our shareholders, the vast majority of our employees and for our customers.

     Rollins and Penske have entered into an agreement for Penske to make a cash tender offer for all of the outstanding shares of Rollins stock for $13.00 cash per share net to the shareholder. This agreement is subject to various regulatory approvals.

     All of us have known Penske as a tough competitor. They are also one of the highest quality companies in our industry.

     In the days and weeks ahead you will be hearing more about the details of how the uniting of our two outstanding truck leasing companies will impact you in terms of continuing opportunities.

     We want to thank each and every one of you for your  tremendous  effort and
contributions   that  have  enabled  our  company  to  take  advantage  of  this opportunity.

Sincerely,



Larry Brown

[Informal remarks were then made by Roger Penske.]